Exhibit 99.1

Satellos Announces Upcoming Oral and Poster Presentations at the 2026 Muscular Dystrophy Association Clinical & Scientific Conference

TORONTO, February 24, 2026 (BUSINESS WIRE) — Satellos Bioscience Inc. (Nasdaq: MSLE, TSX: MSCL) (“Satellos” or the “Company”), a clinical-stage biotechnology company developing life-improving medicines to treat degenerative muscle diseases, today announced that it will present two oral scientific presentations and three posters at the 2026 Muscular Dystrophy Association (MDA) Clinical & Scientific Conference, taking place March 8-11 in Orlando, Florida.

Oral presentations feature data from the completed Phase 1a/b study of SAT-3247 in healthy volunteers and adult patients with Duchenne muscular dystrophy (DMD), as well as new preclinical data evaluating the impact of SAT-3247 in a mouse model of facioscapulohumeral muscular dystrophy (FSHD).

Oral Presentations:

•	Abstract Title: Assessing the impact of SAT-3247 on muscle force in a mouse model of FSHD

•	Presenter: Phil Lambert, PhD, Satellos Chief Scientific Officer

•	Time: Wednesday, Mar. 11, 9:30 – 9:45 a.m. ET

•	Session: Novel Therapeutics Approaches

•	Location: Florida 1-3

•	Abstract Title: A Phase 1a/b open label study of SAT-3247 in healthy volunteers and adult patients with Duchenne Muscular Dystrophy (Poster #394 O)

•	Presenter: Wildon Farwell, MD, MPH, Satellos Chief Medical Officer

•	Time: Wednesday, Mar. 11, 11:30 – 11:45 a.m. ET

•	Session: Clinical Trial Updates

•	Location: Florida 4

Poster Presentations:

Posters sessions will take place from 10:30 a.m. – 1:30 p.m., 4 – 4:30 p.m., 6 to 8 p.m. on Tuesday, March 10 in the conference exhibit hall.

•	Title: A Phase 1a/b open label study of SAT-3247 in healthy volunteers and adult patients with Duchenne Muscular Dystrophy

•	Presenter: Wildon Farwell, MD, Satellos Chief Medical Officer

•	Poster Number: 394 O

•	Title: TRAILHEAD: An Open-Label, Phase 2 Study Evaluating Long-Term Safety and Efficacy of SAT-3247 in Adults with Duchenne Muscular Dystrophy (DMD)

•	Presenter: Kristiana Salmon, Satellos Clinical Scientist

•	Poster Number: 487 LB

•	Title: Regenerative Index Quantitation Reveals a Reduced Regenerative Potential in Duchenne Muscular Dystrophy from 7-11 years of age

•	Presenter: Ryan Mitchell, PhD, Satellos Senior VP, Head of Corporate Development

•	Poster Number: 282 T

Full details from the scientific presentations and posters will follow in a future press release and will be available on the Events and Presentations page of the Satellos website.

For more information on the 2026 Muscular Dystrophy Association (MDA) Clinical & Scientific Conference, visit https://www.mdaconference.org/.

ABOUT SAT-3247

SAT-3247 is a proprietary, oral, small molecule drug being developed by Satellos as a novel treatment to regenerate skeletal muscle that is lost in Duchenne and other degenerative or injury conditions. Satellos is advancing SAT-3247 as a potential treatment for DMD, independent of dystrophin and regardless of exon mutation status.

ABOUT SATELLOS BIOSCIENCE INC.

Satellos is a clinical-stage drug development company focused on restoring natural muscle repair and regeneration in degenerative muscle diseases. Through its research, Satellos has developed SAT-3247, a first-of-its-kind, orally administered small molecule drug designed to address deficits in muscle repair and regeneration. SAT-3247 targets AAK1, a key protein that Satellos has identified as capable of helping restore muscle stem cell signaling that is disrupted in DMD. By addressing the loss of dystrophin-dependent cues, SAT-3247 may re-establish the signals that support effective muscle regeneration. SAT-3247 is currently in clinical development as a potential disease-modifying treatment, initially for DMD. Satellos is also working to identify additional muscle diseases or injury conditions where restoring muscle repair and regeneration may have therapeutic benefit and represent future clinical development opportunities. For more information, visit www.satellos.com.

CONTACTS

Investors: Liz Williams, CFO, ir@satellos.com
Media: Emily Williams, Senior Director of Communications, media@satellos.com